Exhibit 99.1

Harry Winston Diamond Corporation Reports Fiscal 2012 First Quarter Results

TORONTO, CANADA (June 8, 2011) – Harry Winston Diamond Corporation (TSX: HW, NYSE:HWD) (the “Company”) today announced its first quarter Fiscal 2012 results for the quarter ending April 30, 2011.

Robert Gannicott, Chairman and Chief Executive Officer stated, “This quarter’s results reflect improving rough diamond prices combined with increasing sales and profit for the luxury brand segment. Both sides of our diamond business are performing well as we continue to achieve premium rough diamond prices and execute our luxury brand strategy. Our recently announced relationship with Diamond Asset Advisors in the creation of a polished diamond acquisition fund represents an innovative way for the Company to support its luxury brand growth objectives.”

First Quarter Highlights:

  Consolidated sales were $143.9 million, an increase of 26% versus the prior year (22% at constant exchange rates). Mining sales were $62.0 million, an increase of 27% versus last year primarily due to higher rough diamond pricing versus the comparable prior year period. Luxury brand sales were $81.9 million, an increase of 26% versus the prior year (20% at constant exchange rates), primarily driven by stronger high jewelry sales in the United States and higher timepiece sales.

  Rough diamond production for the calendar quarter ended March 31, 2011 was 0.5 million carats, compared to 0.6 million carats in the calendar quarter of the prior year.

  Consolidated EBITDA (earnings before interest taxes depreciation and amortization) in the first quarter of Fiscal 2012 increased 51% versus a year ago to $25.0 million showing strength in both segments of the business. In the same period, Mining segment EBITDA increased 48.5% to $17.6 million and Luxury Brand segment EBITDA increased 57.3% to $7.3 million.

  Consolidated operating profit was $4.7 million or double the operating profit of $2.3 million from a year ago, with mining operating profits down $0.3 million and luxury brand profits up $2.7 million versus the prior year. Operating profit benefited from higher rough diamond prices and higher high-end jewelry and timepiece sales.

  Consolidated net profit attributable to shareholders for the first quarter was $3.6 million or $0.04 per share compared to net profit attributable to shareholders of $2.1 million or $0.03 per share in the comparable quarter of the prior year.

Fiscal 2012 First Quarter Financial Summary

(US$ in millions except Earnings per Share amounts)

	Three months	Three months
	ended	ended
	Apr. 30, 2011	Apr. 30, 2010
Sales	$143.9	$114.0
- Mining Segment	62.0	48.9
- Luxury Brand Segment	81.9	65.1
Operating profit	4.7	2.3
- Mining Segment	0.6	0.9
- Luxury Brand Segment	4.1	1.4
Net profit	3.6	2.9
Earnings per share	$0.04	$0.03

Complete financial statements, MD&A and a discussion of risk factors are included in the accompanying release.

Transition to IFRS from Canadian GAAP

The Company has adopted International Financial Reporting Standards (“ IFRS”) for its first quarter Fiscal 2012 unaudited interim condensed consolidated financial statements. The Company previously reported its results under Canadian GAAP, and continues to report results in US Dollars.

The results of the Company’s conversion to IFRS can be found in Fiscal 2012 First Quarter Report and should be read in conjunction with the Company’s Fiscal 2011 Annual Report.

Annual Meeting and First Quarter Results Webcast

Beginning at 10:00AM (ET) on Thursday, June 9, 2011, the Company will hold its Annual Meeting of Shareholders at the St. Andrew's Club and Conference Center, 150 King Street West, 27th Floor in Toronto, Ontario. Interested parties unable to attend may listen to a webcast of the meeting and a review of the first quarter results on the Company's website at http://investor.harrywinston.com.

An online archive of the webcast will be available later that same day by accessing the Company's investor relations web site at http://investor.harrywinston.com.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

Contacts:

Ms. Laura Kiernan, Director, Investor Relations – (212) 315-7934 or
lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or
kstamm@harrywinston.com